SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated April 2, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: April 3, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	April 2, 2014

Re: Tata Motors Report for March 2014

Mumbai, April 2, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for MARCH’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		MARCH 2013	MARCH 2014	MARCH 2013	MARCH 2014	MARCH 2013	MARCH 2014
Micro	NANO	1282	2462	1507	2452	109	0
Compact	INDICA, INDICA VISTA, INDIGO CS	9983	6997	7342	7061	375	326
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	142	395	54	248	59	33
UV1	SUMO	2240	1398	2145	1592	87	90
UV2	703888	1159	962	1088	1030	52	15
UV3	ARIA, XENON	13	88	17	90	11	5
V1	VENTURE	215	96	194	167	0	0
V2	ACE MAGIC, MAGIC IRIS	9855	1811	10153	3413	11	5
N1- A1	ACE, ACE EX, ACE Zip	19120	9432	19807	11102	1182	999
N1- A2	Super ACE, TATA207, XENON, Winger DV	5342	2174	6981	2747	380	850
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	398	289	418	129	14	6
M2- A2	Winger 14 seats, SFC407, CityRide	264	143	399	288	4	5
N2- A1	SFC407, LPT407	897	974	2177	1566	258	253
N2- A2	SFC709, LPT709	1634	887	480	458	326	403
N2- A3	LPT9109	847	744	633	500	109	127
N2- A4	LPT1109	285	368	2398	1088	66	184
M3- A2	LP709, SFC410, LP410	1233	854	1546	1235	120	94
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	412	370	889	695	3	26
M3- C2	LPO1512, LPO1612, Starbus, Divo	1178	661	1216	1126	141	221
N3- A1	LPT1613, LPK1616, SK1613	4464	3928	2683	2016	191	1116
N3- B1(a)	LPT2518, LPK2518	2830	2650	3431	3128	28	226
N3- B1(b)	LPT3118	1903	1941	2392	2049	21	144
N3- B2(b)	LPS3518. LPS3015, LPS3516	381	0	371	677	0	0
N3- B2(d)	LPS4018, LPS4023	750	1549	767	1049	5	45
N3- B2(e)	LPS4928	48	107	72	90	0	15

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	136	217	400	375	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.